UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gas Natural Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

367204104
(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, SC 29211
(803) 779-3080

August 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 367204104

1. NAME OF REPORTING PERSON

Anita G. Zucker

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

Not applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14. TYPE OF REPORTING PERSON (See Instructions) IN

NOTE:  This Amendment Number 4 to Schedule 13D is filed solely for the purpose of being a final report and providing the information required by Item 5(e).

Item 5. Interest in Securities of the Issuer

(e)   On August 4, 2017, the Issuer ceased to exist and have securities outstanding; accordingly, the Reporting Person is no loner the beneficial owner of any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2017
s/Anita G. Zucker
Anita G. Zucker, individually and as Trustee for The Article 6 Marital Trust